GRUPO CARSO, S.A. DE C.V.

November 7, 2006.

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06018376

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A. de C.V., related to negotiations concerning Porcelanite Holding, S.A. de C.V., which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on October 24, 2006:

"Grupo Carso, S.A. de C.V. communicates to the investors public that as a result of a process that it is undertaking advised by a financial institution, in order to assess several opportunities or alternatives, it has been decided to initiate, as of next week, talks, with some domestic and foreign corporations, which could eventually conclude in the sale, merger or strategic alliance of its subsidiary Porcelanite Holding, S.A. de C.V.

Porcelanite Holding, S.A. de C.V. and its subsidiaries participate in an important way in the market of ceramic coatings for floors, walls, and adhesives".

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

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